Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report, with the date May 17, 2021 in the Annual Report on Form 20-F of Ossen Innovation Co., Ltd. and its subsidiaries (collectively the “Company”) relating to the audits of the consolidated balance sheets of Ossen Innovation Co., Ltd and its subsidiaries as of December 31, 2020, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”) included herein.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
May 17, 2021	Certified Public Accountants